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                                                                     Exhibit 8.2


December 23, 1999

TAX ADVICE PRIVILEGED AND CONFIDENTIAL UNDER IRC SECTION 7525

Mr. Tom Noe, Managing Officer                 Mr. John E. Rathkamp
The Oakley Improved Building & Loan Co.       Harvest Home Financial Corporation
3924 Isabella                                 3621 Harrison Avenue
Cincinnati, Ohio  45209                       Cheviot, Ohio  45211

Mr. Jerry D. Williams, President
The People's Building, Loan and Savings Company
11 S. Broadway
Lebanon, Ohio  45036

Gentlemen:

You asked that we consider the Ohio franchise taxability of the following transaction:

   1. The Oakley Improved Building & Loan Co. ("Oakley") and The People's Building, Loan and Savings Company ("People's") will merge in a statutory merger, continuing operations under the People's name.

   2. Shortly thereafter, People's will convert to the stock form of ownership through a holding company form of organization (hereinafter referred to as Holding Company). Peoples' Board of Directors will cause a holding company to be formed, which will offer its stock for sale to account holders (who have been issued subscription rights), and ultimately to the public if subscription holders do not purchase 100% of the tendered shares offered. Holding Company will thereafter utilize approximately 50% of the stock sale proceeds to purchase the stock of People's. The balance of the common stock proceeds will remain with Holding Company and can be utilized to purchase the target described below, as well as for future cash distributions.

   3. Holding Company will acquire via statutory merger a target holding company (Harvest Home Financial), whose wholly owned subsidiary is also a financial institution (Harvest Home Savings). The consideration to be provided will consist of a minimum of 41% in common stock and 59% in cash. The shareholders of Harvest Home Financial will own no more than 33 1/3% of the holding company after the merger.


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Messrs. Noe, Rathkamp and Williams
December 23, 1999
Page 2


So long as the transactions are treated as qualified reorganizations pursuant to
Section 368 of the Internal Revenue Code of 1986, as amended, no taxable income subject to Ohio franchise tax will be generated to the corporate parties.

Our conclusion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of such facts or representations. Our conclusion would require reevaluation in the event any such fact or representation is inaccurate as of the date of this letter.

The information contained in this letter may be subject to the CPA-client confidentiality privilege. It should be kept in a file marked "Tax Advice Privileged and Confidential Under IRC Section 7525." Your ability to assert the privilege may be lost if this information is communicated to any third party who is not covered under the privilege. It is assumed for the purpose of this letter that you are not aware of any facts inconsistent with those set forth above. Also, it is assumed the letter accurately reflects all consummated and proposed transactions. The existence of inconsistent facts and/or consummated or proposed transactions not set forth could alter our opinion.

I trust you find this letter helpful. If you have any questions concerning it, please feel free to call either Stan Quay or Kevin Holmes of our office at (513) 762-5000.

Very truly yours,

GRANT THORNTON LLP



/s/ Richard W. Kuck
Partner